UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT*

Kornit Digital Ltd.

(Exact name of registrant as specified in its charter)

Israel		Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

Kornit Digital Ltd.

12 Ha`Amal St., Afek Park, Rosh-Ha`Ayin 4809246, Israel

Tel: +972.3.908.5800, Fax: +972.3.908.0280

Web : www.kornit.com , Email: legal@kornit.com

(Address of principal executive offices)

Alon Rozner, Chief Financial Officer , +97235148777

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1- Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Kornit Digital Ltd.’s (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at:

http://www.kornit.com/conflict-minerals-policy/

The contents of the any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Company has filed its Conflict Minerals Report as Exhibit 1.01 hereto as required by Item 1.01 of Form SD.

Section 2- Exhibits

Exhibit 1.01 -	Conflict Minerals Report is attached per Section 1 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Kornit Digital Ltd.

(Registrant)

/s/ Alon Rozner	May 27, 2021
By: Alon Rozner
Chief Financial Officer

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